EX-21.1 9 d285128dex211.htm EX-21.1
Exhibit 21.1
Subsidiaries of Core Scientific, Inc.

Name of Subsidiary	Jurisdiction of Incorporation
American Property Acquisition, LLC	Delaware
American Property Acquisition I, LLC	North Carolina
American Property Acquisitions VII, LLC	Georgia
Core Scientific Mining (Oklahoma) LLC	Delaware